SECUI 23002525

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35199

Facing Page

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/22** (MM/DD/YY) AND ENDING **12/31/22** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Bessemer Investor Services, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☑Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1271 Avenue of the Americas, 46th Floor
(No. and Street)

New York	**New York**	**10020**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

George Yaworsky	**(732) 694-5430**	**yaworsky@bessemer.com**
(Name)	(Area Code – Telephone No.)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

30 Rockefeller Plaza	**New York**	**New York**	**10112**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**34**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BESSEMER INVESTOR SERVICES, INC.
(S.E.C. I.D. No. 8-35199)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed in accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

TABLE OF CONTENTS

This filing contains (check all applicable boxes):**

AFFIRMATION

We, George Wilcox and George Yaworsky, affirm that, to the best of our knowledge and belief, the accompanying statement of financial condition pertaining to Bessemer Investor Services, Inc. (the "Company") as of December 31, 2022 is true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

DocuSigned by:
George Wilcox
EC6D48875C434E4...
2/21/23

George Wilcox — Date
President

DocuSigned by:
George Yaworsky
054048D069634EC...
2/21/23

George Yaworsky — Date
Treasurer

Note that this document is signed electronically and without required notarization due to practical difficulties arising from COVID-19. Written notification has been made with the Company's designated examining authority. This statement is compliant with the SEC's Updated Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns dated June 18, 2020.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of Bessemer Investor Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bessemer Investor Services, Inc. (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 21, 2023

We have served as the Company's auditor since 1986.

BESSEMER INVESTOR SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

ASSETS:	
Cash	$ 2,631,551
Servicing fee receivable	34,938
Other assets	11,726
TOTAL ASSETS	$ 2,678,215
LIABILITIES AND SHAREHOLDER'S EQUITY	
LIABILITIES:	
Accrued expenses and other liabilities	$ 101,757
Taxes payable	40,901
TOTAL	142,658
SHAREHOLDER'S EQUITY:	
Common stock (authorized - 100,000 shares of $1.00 par value, issued and outstanding - 10,000 shares)	10,000
Additional paid-in capital	240,000
Retained earnings	2,285,557
TOTAL	2,535,557
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 2,678,215

See notes to Statement of Financial Condition.

1. NATURE OF OPERATIONS

Bessemer Investor Services, Inc. (the "Company"), a wholly-owned subsidiary of Bessemer Trust Company, N.A. (the "Parent") (a wholly-owned bank subsidiary of The Bessemer Group, Inc. ("BGI")), is a registered broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). The Company focuses its ongoing efforts on acting as placement agent in connection with the private placement of limited liability company interests in the hedge fund of funds, private equity and real asset fund of funds, and other private investment companies (the "Funds") managed by the Parent. The Company has also entered into sub-agency agreements with other pooled investment vehicles ("Externally Managed Exchange Funds") and their associated placement agents in connection with the placement of shares sold by the Externally Managed Exchange Funds. The Externally Managed Exchange Funds are special-purpose, privately offered equity funds designed to meet the diversification needs of investors holding concentrated positions in selected qualifying stocks.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash— Cash includes interest-bearing deposits with an external, third-party bank as well as other non-interest bearing deposits with the Parent.

Income Taxes—BGI has elected to treat the Company as a Qualified Subchapter S subsidiary for Federal income tax purposes. Accordingly, the Company is not subject to Federal income tax obligations. Consequently, the accompanying financial statement does not include a provision for Federal income tax. The Company is included in the consolidated filings of Federal, New Jersey and New York City income tax returns with BGI and New York State consolidated income tax return with the Parent. BGI, the Parent and the Company did not elect S corporation status in New Jersey, New York City or New York State, and are subject to corporate income tax. New Jersey, New York City and New York State income taxes have been provided on separate entity taxable income at the marginal tax rate of the Company's consolidated filing group.

In accordance with the terms of the tax sharing agreements with BGI and the Parent, substantially all current New Jersey, New York City and New York State income tax liabilities are settled periodically with BGI and the Parent. Other state and local income taxes are paid by the Company directly. A provision for deferred income taxes is made for items reported in the financial statement that are recognized in a different year than for tax return purposes.

The Company recognizes tax positions in the financial statement only when it is more likely than not that the position will be sustained upon examination by relevant taxing authorities based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. An asset or a liability is established for

differences between positions taken in a tax return and the related amounts recognized in the financial statement.

The Company recognizes accrued interest and penalties, if any, related to unrecognized tax benefits within Taxes payable in the Statement of Financial Condition.

3. RELATED PARTY TRANSACTIONS

Cash includes cash held with the Parent in the amount of $95,528 as of December 31, 2022.

The Company and the Parent have entered into an Agreement, as amended, whereby the Parent will pay an ongoing annual placement fee to the Company for acting as placement agent in connection with the placement of limited liability company interests in Funds organized and advised by the Parent. The Agreement may be terminated by either party upon fifteen days written notice to the counterparty.

The Company is also charged compensation and benefits expenses by the Parent. These charges are allocated based on approximate time spent by executive management related to the operation of the Company.

As described in Note 2, the Company files consolidated Federal, New York State, New York City and New Jersey income tax returns with BGI or the Parent.

4. PLACEMENT AND SERVICING FEES

The Company, the Externally Managed Exchange Funds and the associated placement agent have entered into sub-agency agreements. The Company earns a servicing fee as a sub-agent in connection with the placement and servicing of shares in special-purpose, privately offered equity funds, of which $34,938 is a receivable as of year-end. The respective sub-agency agreements may be terminated by either party upon ten days written notice to the counterparty.

5. INCOME TAXES

As discussed in Note 2, the Company's tax status is a qualified Subchapter S subsidiary for Federal income tax purposes. Accordingly, the Company incurs taxes at the state and local level only, primarily in New Jersey, New York State and New York City.

As of and for the year ended December 31, 2022, the Company did not have any liabilities, interest or penalties related to uncertain tax positions. As of December 31, 2022, the Company's tax years for 2019, 2020, 2021 and 2022 are subject to examination by tax authorities. Certain state returns may remain open for an additional year depending on the jurisdiction.

Included within Taxes payable, the Company has recorded accrued taxes of $40,901 related to state and local income taxes as of December 31, 2022.

6. NET CAPITAL REQUIREMENT

The Company is subject to the Net Capital Requirements of Rule 15c3-1 under the Securities and Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (the "Net Capital Ratio"), both as defined by the Rule, shall not exceed 15 to 1. The Rule also requires that equity capital not be withdrawn or cash dividends paid if the resulting Net Capital Ratio would exceed 10 to 1. At December 31, 2022,

the Company had net capital of $2,488,893, which was $2,479,382 in excess of its required minimum net capital of $9,511. The Company's ratio of aggregate indebtedness to net capital was 0.06 to 1.

7. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be subject to litigation. As of December 31, 2022, there were no pending legal actions against the Company, the Parent or BGI which could be reasonably thought to impact the Company.

8. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events on the Company through the date of issuance and has determined that there were no subsequent events requiring recognition or disclosure in the Statement of Financial Condition.

* * * * * *